UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 8)

                            ThermoSpectra Corporation

                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                   883660 10 2
                                (CUSIP Number)

                           Seth H. Hoogasian, Esq.
                               General Counsel
                                (781) 622-1000

                         Thermo Electron Corporation
                               81 Wyman Street
                            Waltham, MA 02454-9046

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     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                              December 10, 1998
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           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

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                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          14,107,270
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           14,107,270
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                     10    SHARED DISPOSITIVE POWER


                           0
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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           14,107,270
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           92.1%
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            14             TYPE OF REPORTING PERSON *

                           CO
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      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of ThermoSpectra Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 12,448,317 Shares were held by Thermo Instrument Systems Inc. ("Thermo Instrument"), a majority-owned subsidiary of the Reporting Person.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper-recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      The Reporting Person has expended approximately $435,500 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital. Any funds necessary for the proposed transaction described in Item 4 below will be paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      The first paragraph of Item 4 is hereby amended and restated in its entirety as follows:

      On December 10, 1998, the Reporting Person issued a press release in which it stated that the Issuer will be taken private and become a wholly-owned subsidiary of Thermo Instrument, as previously announced on August 12, 1998. Shareholders of the Issuer will receive cash in exchange for their Shares.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Shares beneficially owned by the Reporting Person include 1,658,953 Shares, or approximately 10.8% of the outstanding Shares, owned directly by the Reporting Person, and 12,448,317 Shares, or approximately 81.2% of the outstanding Shares, owned by Thermo Instrument. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 182,150 Shares or approximately 1.18% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 169,150 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
John M. Albertine                                         1,000
Peter O. Crisp                                            1,000
Elias P. Gyftopoulos                                     21,000
George N. Hatsopoulos                                    24,750
John N. Hatsopoulos                                      24,400
Brian D. Holt                                                 0
Frank Jungers                                             1,500
John T. Keiser                                            1,500
Paul F. Kelleher                                          5,000
Earl R. Lewis                                            55,000
Robert A. McCabe                                          1,500
Donald E. Noble                                           4,000
Robert W. O'Leary                                             0
Hutham S. Olayan                                          1,000
Peter G. Pantazelos                                       4,500

William A. Rainville                                     10,000
Arvin H. Smith                                           20,000
Richard F. Syron                                              0
Roger D. Wellington                                       1,000
John W. Wood Jr.                                          5,000
All directors and current executive                     182,150
officers as a group (20 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Keiser, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Rainville, Mr. Smith, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 1,000, 1,000, 20,000, 24,750, 24,400, 1,500, 1,500,
5,000,  50,000,  1,500, 1,000, 1,000, 2,500,  10,000,  20,000,  1,000, 3,000 and
169,150 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

(b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns.

(c) The Reporting Person has effected the following transactions with respect to the Shares since the date of its last filing on Schedule 13D:

Date         Amount     Price Per Share ($)         Transfer Type
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11/23/98       6,100        11.3125                Open Market Purchase
11/24/98       3,000        11.25                  Open Market Purchase
11/30/98       600          11.25                  Open Market Purchase
12/1/98        500          11.25                  Open Market Purchase
12/2/98        3,400        11.25                  Open Market Purchase
12/3/98        10,100       11.375                 Open Market Purchase
12/4/98        15,000       11.375                 Open Market Purchase
12/7/98        300          11.375                 Open Market Purchase

To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first two paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

      As set forth in Item 4 hereof, the Reporting Person has announced that the Issuer will be taken private and become a wholly owned subsidiary of Thermo
Instrument. The completion of this transaction is subject to numerous conditions, including the establishment of a price; confirmation of anticipated tax consequences; the approval of the Board of Directors of Thermo Instrument; the negotiation and execution of a definitive merger agreement; the receipt of a fairness opinion from an investment banking firm; the approval of the Issuer's Board of Directors (including the independent directors); and clearance by the Securities and Exchange Commission of any necessary documents regarding the proposed transaction.

      Of the 14,107,270 Shares beneficially owned by the Reporting Person, 38,900 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 24,150 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Gyftopoulos has the right to acquire 20,000 Shares within 60 days; Dr. G. Hatsopoulos has the right to acquire 20,000 Shares within 60 days; Mr. J. Hatsopoulos has the right to acquire 20,000 Shares within 60 days; Mr. Kelleher has the right to acquire 5,000 Shares within 60 days; Mr. Lewis has the right to acquire 50,000 Shares within 60 days; Mr. Rainville has the right to acquire 10,000 Shares within 60 days and Mr. Smith has the right to acquire 20,000 Shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: December 11, 1998                      THERMO ELECTRON CORPORATION

                                             By: /s/ Kenneth J. Apicerno
                                                 Kenneth J. Apicerno
                                                 Treasurer

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

     Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

     For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board and
                                             Chief Executive Officer, Thermo
                                             Electron
John N. Hatsopoulos:                         Director, Vice Chairman of the
                                             Board, and Chief Financial Officer,
                                             Thermo Electron
Peter G. Pantazelos:                         Executive Vice President, Corporate
                                             Development, Thermo Electron
Arvin H. Smith:                              President, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Instrumentation, Thermo Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Recovery Systems, Thermo
                                             Electron

John W. Wood Jr.:                            Senior Vice President, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer,
                                             Environmental and Energy, Thermo
                                             Electron
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and New Technologies, Thermo
                                             Electron